UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment and Restatement No. 6)*

REDHAWK HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45343Y205

(CUSIP Number)

G. Darcy Klug

Beechwood Properties, LLC

Post Office Box 53929

Lafayette, Louisiana 70505

(337) 269-5933

(Name, address and telephone number of person

authorized to receive notices and communications)

June 30, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .[  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45343Y205	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Beechwood Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana

NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	339,853,644*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	339,853,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,853,644*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.26%**
14	TYPE OF REPORTING PERSON OO

* Assumes full conversion of the Series A and Series B Preferred held by Beechwood Properties, LLC into common stock at the current stated value and an increase in the authorized capital in order to issue common stock upon conversion of the Series A and Series B Preferred held by Beechwood Properties, LLC.

** Based on shares of common stock outstanding as of May 1, 2017 as reported in the Issuer’s Form 10-Q for the three and nine month period ended March 31, 2017, and assuming an increase in the authorized capital in order to issue common stock upon conversion of the Series A and Series B Preferred held by Beechwood Properties, LLC and the full conversion of the Series A and Series B Preferred into common stock at the current stated value.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS G. Darcy Klug
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	339,853,644*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	339,853,644*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,853,644**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.26%***
14	TYPE OF REPORTING PERSON IN

* Assumes full conversion of the Series A and Series B Preferred currently held by Beechwood Properties, LLC into common stock at the current stated value and an increase in the authorized capital in order to issue common stock upon conversion of the Series A and Series B Preferred held by Beechwood Properties, LLC.

** G. Darcy Klug, as the sole manager of Beechwood Properties, LLC (“Beechwood”), may be deemed to share voting and investment power over the shares held by Beechwood.

*** Based on shares of common stock outstanding as of May 1, 2017 as reported in the Issuer’s Form 10-Q for the three and nine month period ended March 31, 2017, and assuming an increase in the authorized capital in order to issue common stock upon conversion of the Series A and Series B Preferred held by Beechwood Properties, LLC and full conversion of the Series A and Series B preferred into common stock at the current stated value.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 4 of 10 Pages

This Amended and Restated Schedule 13D (this “Schedule 13D/A”) amends and restates in its entirety the Amended and Restated Statement on Schedule 13D jointly filed by Beechwood Properties, LLC and G. Darcy Klug on January 12, 2016 with the Securities and Exchange Commission with respect to the common stock, $0.001 par value per share of RedHawk Holdings Corp., a Nevada corporation.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”) of RedHawk Holdings Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 120 Rue Beauregard, Suite 206, Lafayette, Louisiana 70508.

Item 2. Identity and Background.

(a) This statement is filed by Beechwood Properties, LLC (“Beechwood”) and G. Darcy Klug (together, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is Post Office Box 53929, Lafayette, Louisiana 70505.

(c) Beechwood is a limited liability company organized under the laws of Louisiana, of which Mr. Klug is the sole member and manager. Beechwood is principally engaged in the business of real estate investments. Mr. Klug is a private investor. The principal business and office address for each of the Reporting Persons is listed under Item 2(b).

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) such Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f) Beechwood is limited liability company organized under the laws of the state of Louisiana and Mr. Klug is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2014, the Issuer entered into and closed an Asset Purchase Agreement with American Medical Distributors, LLC (“AMD”). Pursuant to this Asset Purchase Agreement, the Issuer received certain specific assets, including $60,000 in cash and an exclusive license and distribution agreement for a consumer grade non-touch thermometer, in exchange for the issuance of an aggregate of 152,172,287 shares of Common Stock (the “Transaction Shares”) to AMD’s four designees (the “Transaction”).

As one of the four designees, Beechwood was issued a total of 57,064,608 of the Transaction Shares in exchange for its assistance to AMD in the Transaction and its contribution of $30,000 of the cash consideration, which came from Beechwood’s working capital.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 5 of 10 Pages

The remaining Transaction Shares (the “Remaining Shares”) were issued as follows: (a) 57,064,608 shares were issued to the Schreiber Family Trust – DTD 2/08/95, with Daniel J. Schreiber as trustee (“Schreiber Trust”); (b) 19,021,536 shares were issued to Paul A. Rachmuth; and (c) 19,021,535 shares were issued to Howard J. Taylor. In addition, effective with the closing on March 31, 2014, Mr. Schreiber was appointed as a director of the Issuer and Mr. Taylor was appointed chief executive officer, a director, and chairman of the board of the Issuer.

The Reporting Persons purchased an additional 660,000 shares of Common Stock in the open (over-the-counter) market (250,000 shares on October 10, 2014 for $0.0016 per share and 410,000 shares on October 13, 2014 for $0.0016 per share). These purchases were funded by Beechwood’s working capital.

On February 2, 2015, AMD and the four designees entered into a Settlement Agreement with Gregory Rotelli, the president, chief financial officer, secretary, treasurer and a director of the Issuer, related to a dispute among them arising out of the Transaction. Among other terms, the Settlement Agreement provided that Mr. Rotelli would sell to AMD or one or more of the designees all of his shares of Common Stock, totaling 50,700,000 shares in the aggregate (the “Settlement Shares”), in exchange for $60,000 (or $0.00118 per share). AMD and the designees designated Beechwood to be the purchaser of the Settlement Shares, and Beechwood purchased the Settlement Shares pursuant to a Stock Purchase Agreement between Beechwood and Mr. Rotelli dated as of February 2, 2015 (“Rotelli Stock Purchase Agreement”). The closing of the purchase of the Settlement Shares was consummated on February 4, 2015. Beechwood’s purchase of the Settlement Shares was funded by Beechwood’s working capital.

On June 25, 2015, Beechwood entered into a Stock Purchase Agreement with Paul A. Rachmuth (“Rachmuth Stock Purchase Agreement”) under which Beechwood purchased all 19,021,536 of Mr. Rachmuth’s shares of Common Stock for an aggregate purchase price of $50,000 (or $0.00263 per share). The purchase price was funded by Beechwood’s working capital. The transaction was related to pending settlement discussions among Mr. Rachmuth, AMD, Beechwood, the Schreiber Trust and the Issuer.

On November 13, 2015, Beechwood entered into an asset purchase agreement with RedHawk Land & Hospitality, LLC, a wholly-owned subsidiary of the Issuer (“RL&H”) pursuant to which RL&H purchased from Beechwood certain commercial property currently under lease to the State of Louisiana. The purchase price for the property was $480,000, and was paid by the Issuer assuming $265,000 of long-term bank indebtedness and the issuance of 215 shares of the Issuer’s newly designated Series A Preferred Stock (“Series A Preferred”). The Series A Preferred have an initial stated value of $1,000 per Series A Preferred share and accrue dividends at a rate of 5.0% of the stated value per year. The Issuer has the option to pay dividends in cash or through an increase in the stated value. Following the six-month anniversary of the issuance of the Series A Preferred, they are convertible into a number of shares of the Issuer’s Common Stock equal to the then stated value divided by $0.015. Each Series A Preferred is entitled to vote on all matters submitted to stockholders, at a rate of ten votes for each share of Common Stock into which the Series A Preferred may be converted.

Additionally, on November 13, 2015, Beechwood and the Issuer entered into a promissory note for a line of credit (the “Line of Credit Note”) in the original principal amount of $100,000, under which the Issuer may make borrowings. The principal amount outstanding, accrued but unpaid interest and other fees, costs and expenses of the Line of Credit Note is convertible in to Series A Preferred, at the option of Beechwood, upon repayment by the Issuer (whether at the October 31, 2016 maturity date or otherwise) based upon the initial stated value of the Series A Preferred.

On December 30, 2015, Beechwood transferred to the Issuer $1,862,049.80 of cash and marketable securities in exchange for 1,000 shares of the Issuer’s newly designated Series B Preferred Stock (the “Series B Preferred”) and the Issuer’s assumption of the principal amount of a $1,130,000 line of credit payable to a bank (the “Note”). The Note is dated September 4, 2015, has a principal balance of $980,000 on December 30, 2015, accrues interest at the one-month LIBOR plus 3% and matures in September 2016. The Series B Preferred have an initial stated value of $1,000 per Series B Preferred share and accrue dividends at a rate of 5.0% of the stated value per year. The Issuer has the option to pay dividends in cash or through an increase in the stated value. Following the six-month anniversary of the issuance of the Series B Preferred, they are convertible into a number of shares of the Issuer’s Common Stock equal to the then stated value divided by $0.010. Each Series B Preferred is entitled to vote on all matters submitted to stockholders, at a rate of ten votes for each share of Common Stock into which the Series B Preferred may be converted.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 6 of 10 Pages

On December 31, 2015, Beechwood converted all of the principal balance, plus accrued interest, outstanding on the Line of Credit Note into 100 shares of the Series A Preferred.

On December 31, 2015, RL&H acquired from Beechwood 280,000 Class A limited liability company units (the “Units”) in Towers Hotels Fund 2013, LLC for $625,000. The purchase price was paid by the Issuer with the issuance of 625 shares of the Issuer’s Series A Preferred. The purchase price of the Units was determined by an independent third party valuation.

On December 31, 2015, RL&H acquired from Beechwood certain residential real estate rental property for $300,000, consisting of $35,000 in land costs and $265,000 in buildings and improvements. The purchase price was paid by the Issuer with the issuance of 300 shares of its Series A Preferred Stock. The property bears the municipal address of 219 Chemin Metairie Road, Youngsville, Louisiana 70592 and will be initially used as the Issuer’s corporate offices. The purchase price was determined by an independent third party appraisal.

On December 31, 2016 and on June 30, 2017, Beechwood converted all of its accrued preferred dividends into shares of Series A and Series B Preferred based upon the stated value of the Series A and Series B Preferred.

Additionally, on December 1, 2016, Beechwood and the Issuer entered into a promissory note for a line of credit (the “Line of Credit Note”) in the original principal amount of $250,000, under which the Issuer may make borrowings. The principal amount outstanding, accrued but unpaid interest and other fees, costs and expenses of the Line of Credit Note is convertible in to Series A Preferred, at the option of Beechwood, upon repayment by the Issuer (whether at the March 31, 2018 maturity date or otherwise) based upon the stated value of the Series A Preferred. On June 30, 2017, Beechwood converted $250,000 of the principal balance outstanding on the Line of Credit Note into shares of the Series A Preferred.

The Reporting Persons expressly disclaim membership in any group with any person or entity that was issued any of the Remaining Shares or any other person or entity, and this report should not be deemed an admission that the Reporting Persons are members of any such group for purposes of Section 13 or any other purpose.

Item 4. Purpose of Transaction.

The Reporting Persons acquired all reported shares for investment purposes. See also the information disclosed about the Rotelli Stock Purchase Agreement, the Settlement Agreement, and the Rachmuth Stock Purchase Agreement in Item 3. Pursuant to the Settlement Agreement and as a condition to the purchase of the Settlement Shares by Beechwood, Mr. Rotelli resigned all of his positions as an officer, director, employee, consultant or advisor of the Issuer, effective February 4, 2015.

On February 27, 2015, the Issuer’s board of directors removed Mr. Taylor as chief executive officer of the Issuer and appointed Mr. Schreiber as chief executive officer and Mr. Klug as chief financial officer and corporate secretary. On April 20, 2016, by a vote of the majority of the shareholders, Mr. Schreiber was removed as a director of the Issuer. On April 22, 2016, Mr. Klug was elected Chairman of the Board of the Issuer. Mr. Schreiber resigned as chief executive officer of the Issuer on July 5, 2016.

As a significant shareholder of the Issuer, Beechwood may, through Mr. Klug, be involved from time to time in discussions or make proposals or recommendations to the Issuer’s shareholders, board of directors and senior management that could involve actions such as those listed in items (a) through (j) of Item 4 of Schedule 13D. As an officer and director of the Issuer, Mr. Klug participates in deliberations of the Issuer’s senior management that could involve such actions from time to time, and, in keeping with his fiduciary duty as an officer and director, may make proposals or recommendations to the board of directors that could involve such actions from time to time.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 7 of 10 Pages

At the present time, the Reporting Persons are in discussions with the Issuer concerning certain corporate changes, including the possible appointment of additional directors to the board, the authorization of additional shares of common stock and authorization or designation of preferred stock; and the acquisition of assets in other lines of business through newly formed subsidiaries of the Issuer. The Reporting Persons may, from time to time, acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then owned by them, continue to discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others and take such other actions as they may deem appropriate.

Except as disclosed in the preceding paragraphs and below, as of the date of this filing, the Reporting Persons have no plans or proposals that would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D as currently promulgated by the Securities and Exchange Commission, specifically: (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons do, however, reserve the right to adopt such plans or proposals in the future subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, Beechwood and Mr. Klug are the beneficial owners of all 339,853,644 reported shares, representing 59.26% of the aggregate Common Stock outstanding, assuming an increase in the authorized capital to account for conversion of the Series A and Series B preferred held by Beechwood and full conversion of the Series A and Series B Preferred held by Beechwood into Common Stock at the current stated value.

(b) Beechwood is the direct owner of all of the reported shares, with the power to vote and dispose of all such shares. However, Mr. Klug, as the sole member and manager of Beechwood, may be deemed to share voting and dispositive power over all of the reported shares.

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In the Rotelli Stock Purchase Agreement, Beechwood and Mr. Rotelli agreed to mutual indemnities for losses resulting from any breach of a representation or warranty made by them in the agreement, and in the Rachmuth Stock Purchase Agreement, Mr. Rachmuth agreed to indemnify Beechwood for losses for a breach of the agreement. Both the Rotelli Stock Purchase Agreement and the Rachmuth Stock Purchase Agreement contained representations by the sellers in those agreements that the purchased shares were duly authorized, validly paid and non-assessable, and were owned of record by the sellers free and clear of all encumbrances; and representations by Beechwood that it acquired the shares for its own account for investment purposes and that the transfer of the shares may be restricted pursuant to federal and state securities laws.

Other than as disclosed in this Item and in Item 3, there are no other contracts, arrangements, understandings, or relationships to which any of the Reporting Persons is a party with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

A	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2017	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

August 4, 2017	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager

CUSIP No. 45343Y205	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated as of July __, 2017 relating to the shares of common stock, $0.001 par value per share, of RedHawk Holdings Corp., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

August 4, 2017	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

August 3, 2017	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager